May 10, 2005


Mail Stop 4-8

Brien M. Chase
Vice President & Chief Financial Officer
Premier Financial Bancorp, Inc.
2883 5th Avenue
Huntington, West Virginia 25702

Re:	Premier Financial Bancorp, Inc. Form 10-K
	Filed March 31, 2005
	File No. 000-20908

Dear Mr. Chase:

      We have reviewed your filing and have the following comment. We have limited our review to only the issues raised in our comment.
Where indicated, we think you should revise your document in response to this comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please provide us with your proposed disclosures. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Loan Portfolio

1. We note in your loan summary table that you have not reported any deferred loan origination income or costs in 2004, 2003, or 2002. Please revise here to discuss the reasons for this trend and revise the footnotes to the financial statements to specifically disclose how you apply SFAS 91 to loan origination fees and costs. Supplementally provide us a schedule quantifying loan originations fees and costs incurred, deferred and amortized in 2002, 2003 and 2004, including an explanation of why any such fees and costs were not deferred and amortized under SFAS 91.

* * * * *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment, indicates your intent to include the requested revision in future filings and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Michael Volley, Staff Accountant, at (202)
551-
3437 or me at (202) 551-3851 if you have questions.

Sincerely,



Paul Cline
Senior Accountant

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Brien M. Chase
Premier Financial Bancorp, Inc.
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